November 26, 2010

Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Wonder International Education and Investment Group Corporation
                Amendment No. 5 to Registration Statement on Form S-1
                Filed on August 12, 2010 Amendment No. 6 to Registration
                Statement on Form S-1 Filed on August 13, 2010
                File No. 333-163635

Dear Mr. Sprigel:

We are in receipt of your letter, dated August 31, 2010, which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response to that letter.

General

1.
We note your response to prior comment one in our comment letter dated August 2, 2010. Disclosure within your revised registration statement suggests that you may intend to offer shares for resale pursuant to the registration statement. In this regard, we note that you indicate that the proposed maximum offering price per share is $6.00, inconsistent with shares being issued to Eastbridge shareholders pro rata for no consideration, and that you will terminate the offering "when all 899,875 shares of common stock have been sold." Likewise, you have indicated that the shares are to be offered on a delayed or continuous basis pursuant to Rule 415 on your registration statement outside cover page, inconsistent with shares being issued as a stock dividend to Eastbridge shareholders only. Finally, you make repeated references, on page 2, for example, to "selling shareholders." Please revise to eliminate any references to a transaction other than the dividend distribution by Eastbridge on behalf of the company.

RESPONSE: The references to selling shareholders and any transactions other than the contemplated dividend have been eliminated from the document.

2.
Please note that the spinoff of shares to Eastbridge's shareholders will result in the company no longer being a shell company. Therefore, all shareholders receiving shares in the spinoff will not be able to sell their shares in reliance upon Rule 144 for a year from the date of the spinoff. See SEC Release No. 33-8587. Please revise your discussion of Rule 144 and your Plan of Distribution to make clear the limitations upon resale.

RESPONSE:  The discussion of Rule 144 has been revised as requested.

3.
Your organizational chart on page 22 does not clearly depict the ownership structure of the company. Your risk factors on page 9 imply that your Chinese educational institutions are controlled by Anhui Wonder Education and Management Company, Ltd. through contractual relationships: however, the chart does not reflect where control is exerted though direct equity ownership and contractual relationships. Please revise throughout. Also, indicate what fees are paid under your contractual relationships, the percentage of fees that consist of service fees and tuition fees and, if applicable, license fees, and by and to whom such fees are paid.

RESPONSE: The ownership structure of the Company has changed from the prior version and a new chart has been included to address these changes. Securities Issued and to be issued, page 2

4.
You state that a total of 20,000,000 shares of your common stock will be issued as soon as this registration is declared effective, yet you are registering only 899,875shares of common stock. Revise to clarify how many shares are currently issued and outstanding. Please similarly revise and if necessary reconcile risk factor disclosure on page 5, where you state that you "have agreed to issue a total of 20,000,000 shares of common stock," suggesting that shares in addition to those you are registering here have not yet been issued, and on page 19, where you state that "as of July 31, 2009, there were 20,000,000 shares of our common stock to be issued and outstanding tentatively to be held by 1,605 stockholders of record, upon approval of this Registration. These shares will be issued upon declaration of effectiveness of this registration statement." Please include a date more recent than July 31, 2009 when you discuss the number of shares you have issued and outstanding.

RESPONSE: All 20,000,000 shares are issued and outstanding, however, only those 899,875 shares to be distributed as a dividend to Eastbridge shareholders are being registered.

Our directors and officers reside outside the United States, page 7

5.
Please revise to clarify, if true, that all your officers and directors reside outside the United States.

RESPONSE:  All of the Company’s officers and directors live outside of the United States and a reference to that fact has been included in the amended filing.

Our corporate structure is subject to legal risks that could limit our ability to do business, page 9

6.
The first paragraph of this risk factor is unclear. Revise to clarify why direct ownership by the Management Company complies with the PRC regulations limiting foreign ownership, especially since the Management Company is controlled by the company.

RESPONSE: There is no prohibition against foreign ownership of a non-degree granting vocational school in china. Refer to the Chinese counsel's OL.

7.	Tell us why you believe that the contractual arrangements satisfy Chinese restrictions on foreign ownership. RESPONSE: Please see opinion letter of PRC Counsel filed herewith.

8.
Please provide us with your analysis whereby you determined that you do not fall under either the jurisdiction of the Ministry of Education or the Ministry of Commerce. Advise us whether you consulted either Ministry, obtained an opinion of local counsel in this regard, or arrived at this conclusion independently. When you respond, advise us whether you anticipate that you may fall under the jurisdiction of either or both Ministry in the future. We note your statement that you do not "currently" fall under either jurisdiction, suggesting that you may so fall at a later date. Please revise your risk factor in light of this comment, as well as "The Education Sector is Subject to Extensive Regulation in China," on page 11.

RESPONSE: We have attached, to this response, a letter from local PRC counsel which explains that Wonder does not require any additional permits or approvals to operate its current business, which is operating vocational schools.

9.
Please revise your third bullet point, as well as in other places in your document, including for example in the risk factor heading and first and second paragraphs of "PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent U.S from using the proceeds we expect to receive from this offering" on page 13, to remove references to "the proceeds from this offering" insofar as you are registering only the pro-rata issuance of shares to Eastbridge shareholders for which you will not receive consideration.

RESPONSE: All references to “proceeds from this offering” have been removed as requested.

10.
We note that you have not included disclosure pursuant to the PRC law requiring that companies set aside 10% of after-tax profits each year to fund a statutory reserve until such reserve reaches 50% of the company's registered capital and attendant risk factor disclosure, nor disclosure relating to the PRC requirement that private schools set aside 25% of after-tax income prior to any dividend distribution to a development fund. Please advise.

RESPONSE: The requested disclosure has been added to the amended filing, however, as an unaccredited school, the Company is not subject to the 25% development fund. (Please see attached legal opinion letter)

Our corporate structure may not be as beneficial to our shareholders as direct ownership, and we have limited recourse against our subsidiaries if any one of them violates our contractual arrangements, page 9

11.
Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements. Further, please disclose which key contracts and provisions are subject to arbitration and which are not and the potential difference in resolution as between PRC arbitration and the PRC courts. Please cite contractual jurisdictional references as well.

RESPONSE: The risk factors have been separated and the additional disclosures have been made in the amended filing.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us, page 10

12.
Please revise to specify those laws and regulations that are applicable to both the formation and operation of foreign invested enterprises, including those related to restricted and prohibited industries such as education, and identify the attendant risk posed to your structure and operations in light of them. You should consider adding a chart depicting every area where there is regulatory uncertainty as well as where the company is currently in violation with/not complying with governmental regulations. The disclosure should make clear what is prohibited and how the company indirectly engages in the prohibited activity.

RESPONSE: Our Chinese counsel has opined the Company's controlled entities in China are not in violation of any known Chinese laws.

You may experience difficulties in effecting service of legal process, page 11

13.
We note the reference to your receipt of advice of PRC counsel. Please revise to identify your PRC counsel, and, as appropriate, to include counsel's opinion and consent as exhibits to your registration statement.

RESPONSE: Please see the attached legal opinion letter for the requested information. Governmental control of currency conversion may affect the value of your investment, page 12

14.
We are unable to determine where the PRC subsidiary "Tianjin Frank" appears in your organizational chart on page 20. Please advise or revise.

RESPONSE: All references to Tianjin Frank have been removed from the amended filing.

15.
Please expand your disclosure to identify and describe both the PRC authorities and process involved in obtaining approval where RIN/lB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Include disclosure concerning the time and costs involved in obtaining such approval.

RESPONSE: Since our wholly owned subsidiary, WFOE Wonder, is a wholly foreign owned enterprise, legally incorporated, in China, WFOE Wonder is able to convert any profits in renminbi to a foreign currency and remit it out of China.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital…page 12

16.
Please revise to indicate what steps your current shareholders and/or beneficial owners have taken to comply with the SAFE regulations you discuss in this risk factor. Advise us whether or not, and why, you believe you are in compliance with all SAFE regulations as they apply to the establishment of offshore special purpose companies by PRC residents. Revise to specify the effect that non-compliance would have on your ability to contribute additional capital into your PRC subsidiary, as well as on the ability of your PRC subsidiaries to pay dividends to Wonder.

RESPONSE: None of our Chinese shareholders have registered with SAFE to comply with the requirement of Circular 75. If they fail to do that or are not approved by SAFE, then we might not be able to bring any future capital raised to China Wonder; we might not be able to convert renminbi to a foreign currency to pay dividends or equipment or services. However, our Chinese shareholders intend to register with SAFE once Wonder receives SEC clearance.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval is required in connection with this offering…page 13

17.
Please revise to indicate which other PRC regulatory agency could have jurisdiction over your offering, in addition to the CSRC.

RESPONSE: Any references to “other” PRC regulatory agencies have been removed as the Company is not aware of any other regulatory agency which would have jurisdiction over the Company’s offering.

18.
Please revise to indicate what steps you have taken to ensure compliance with the M&A Rules promulgated in 2006, including the apparent determination not to register your offering with either the CSRC or other regulatory agency potentially having jurisdiction.

RESPONSE:  The Company is not registering with any Chinese authority for the share exchange with China Wonder.  However, the Company might choose to pursue such a registration in the future in order to covert China Wonder into a wholly-owned subsidiary of the Company.  Therefore, the Company is unable to exert direct control over China Wonder at this time.  Instead, the Company has opted to exert its control over the Chinese company through Wonder WFOE, which has a set of controlling agreements with China Wonder.

19.
Please provide us with the analysis whereby you determined that. despite your structure resulting in you having no legal standing in China, you nonetheless believe that such lack of standing will not affect your right to operate through China Wonder in the PRC. Please specifically address whether you obtained an opinion of counsel in this regard. and other steps taken.

RESPONSE: The Company now controls the Chinese entities through the Wonder WFOE which provides standing in China.  Please see opinion letter of PRC Counsel.

20.
Please advise us what alternative structures you considered before arriving at a structure that resulted in you having no legal standing in China, and why you determined that the present structure was optimal for the company.

RESPONSE: Subsequent to the Company’s receipt of the August 31, 2010 comment letter, the Company set up a new subsidiary in China, Wonder WFOE (Wholly Foreign Owned Entity). The Company then caused Wonder WFOE to sign a series of variable interest and controlling agreements with China Wonder: Operations, Equity Pledge, Proxy, and Consulting and Options agreements. These are the similar agreements signed between China Wonder and the Company with the provision in each agreement that, where there are conflicts, the agreements between Wonder WFOE and China Wonder take precedence. Our new structure for Wonder WFOE and China Wonder requires no further approvals from any government authority in China. Please see the attached legal opinion letter.

Failure to pay income taxes in China may hinder the Company’s ability to conduct business, page 15

21.
In some recent reviews of registration statements for initial public offerings of companies with primary operations in China, it has come to our attention that current or former employees, consultants or other associates of these Chinese operating companies have threatened to contact PRC authorities regarding potential regulatory violations unless the companies make certain payments or provide other benefits to such persons. Please supplementally explain to us what consideration you have given to providing risk factor disclosure regarding the possibility that the regulatory uncertainty described in this, and other, risk factors could be exploited in an attempt.

RESPONSE: The Company has decided to negotiate with the Chinese tax authority for the payment of any back taxes owed after this S-1 filing is cleared.  The Company hopes to settle for a lesser amount or a delayed payment plan.  Should the tax authority decide to act before a settlement is reached, then the previously disclosed risks associated with the taxes owed would potentially become a reality.

Financial Statements

General

22.
We note your response to comment 5 from our letter dated June 16, 2010 in which you refer to the issuance of stock to Eastbridge as compensation for consulting services. Disclose your accounting treatment for the stock issuance to Eastbridge and revise the financial statements to record compensation expense or tell us why such accounting treatment is not appropriate.

RESPONSE: Compensation expense was not recorded for the issuance to EastBridge of 17% of the equity interests of China Wonder, which occurred on April 10, 2008, because at the time of issuance China Wonder had no assets, and no other equity interests had been issued for consideration; therefore, the shares had no value. It was only at a later date that assets were acquired by China Wonder.

23.
We note that you entered into an agreement on April 26, 2008 to exchange 20 million shares of common stock for all of the equity interests of Anhui Wonder Education & Investment Management Corporation (China Wonder). Please expand the disclosure to state the date on which the 20 million shares were issued.

RESPONSE: These shares wereagreed to be issued at the time of the share exchange with Anhui Wonder Education & Investment Management Corporation (China Wonder).  No share certificates have been distributed until we receive S-1 clearance.

24.
Refer to the risk factor regarding regulation of tuition fees on page 8. We note that you state on page 8 that you receive license fees for educational services. Please clarify the disclosure on page 8 and Note 1 to explain the nature of your business in greater detail. Explain whether you license your curriculum or receive tuition. Explain whether you license your curriculum or receive tuition. Expand your revenue recognition accounting policy on page F-8 and throughout the filing accordingly.

RESPONSE: The references to license fees have been deleted. We sell our services to our students directly.

Risks and Uncertainties, page F-7

25.
Please expand the disclosure to address how the restrictions on foreign currency impacted your analysis of operational control, including the risks and rewards of the operations. Please disclose whether you currently are complying with SAFE procedural requirements for payments in foreign currencies for profit distributions.

RESPONSE:  The corporate structure by which the company controls its subsidiaries in the PRC has been changed so that the currency restrictions previously described no longer exist.  Footnote one has been rewritten to reflect this change.

26.
Please also disclose whether Mr. Xie, a PRC resident and counterparty to the company's operations agreements, falls under the SAFE notice and if so, whether he is currently registered with the local SAFE branch. If not, please explain how the failure to register impacts your analysis of operational control.

RESPONSE: We do not think that Mr. Xie is a counter party to the company’s operations agreements, so we have made no change to the financial statements in response to this comment.  Mr. Xie is not registered with SAFE.  The requirements of SAFE allow registration, at a later date. Mr. Xie does intend to register with SAFE once this S-1 filing has been cleared. We do not believe his lack of SAFE registration will impact our ability to have operational control over China Wonder and its subsidiaries, as the organization is now structured.

27.
We also note on page 9 that there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, including the enforcement of contractual arrangements and whether specific performance is likely in the event of a contractual dispute. Please expand the disclosure to explain how these substantial uncertainties impacted your analysis of operational control.

RESPONSE: The Company had deleted this reference as our Chinese counsel has opined that the VIE contracts are enforceable in China.

28.
Refer to the risk factor regarding the CSRC M&A Rule on page 13. We note that the M&A rule was effective prior to the organization of the company. Please disclose whether you notified the Ministry of Commerce in advance of the reverse merger. If advance notice was not provided, disclose how this risk impacts your ability to exert operational control of the PRC entities as a foreign entity.

RESPONSE: The Company has not notified the Ministry of Commerce of our share exchange with China Wonder; we are not able to exert control on China Wonder via the share exchange with China Wonder alone; however, the Company has opted, instead, to exert control over China Wonder through a WFOE as described in the amended registration statement.

29.
It is still unclear how the operating and pledge agreements permit operating control of China Wonder, since US Wonder has no legal standing under the laws of the PRC. Please explain in greater detail.

RESPONSE: We believe the new structure eliminates the control problem that is described in this comment.  The Company now has direct ownership of Anhui Lang Wen Tian Cheng Consulting and Management Co. Ltd. (Wonder WFOE).  Wonder WFOE, in turn, controls China Wonder through newly executed operating agreements.  We have been advised by our Chinese law firm that no government authorizations are required to make these agreements effective.  We have been further advised that each of these agreements is validly executed by each of the parties, is legally effective and binding upon each of the parties and enforceable under the laws of the PRC.

Note 10 – Income Taxes, page F-17

30.
Please explain in greater detail the reasons that you have not paid income taxes to date. Please detail whether you have filed returns with the appropriate authorities or have notified the appropriate authorities of your operational status in their jurisdiction.

RESPONSE: Income taxes have not been paid in most jurisdictions that subject the company to income taxes, primarily because tax returns have not been filed with those jurisdictions.  The appropriate authorities in those jurisdictions have been notified of the operational status of the company within the respective jurisdictions. As stated in our response to comment 21 above, the company intends to negotiate with the tax authorities once this S-1 filing is cleared to establish a payment schedule for the past taxes and to reduce the amount owed.  The Company intends to pay its back taxes after an agreement is reached with the tax authorities.

Age of Financial Statements

31.
Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2010. Please refer to the guidance in Rule 3-12 of Regulation S-X.

RESPONSE: The financial statements for the quarter ended September 30, 2010 have been included in the amended filing.

Thank you for your time and attention to this matter. If you have any questions, please feel free to contact me at any time.

Sincerely,

DIETERICH & MAZAREI

By:	/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Wonder International Education & Investment Group Corporation